FIDUS INVESTMENT CORPORATION

1603 Orrington Avenue, Suite 1005

Evanston, Illinois 60201

April 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Kathy Cherko

Re:	Fidus Investment Corporation — Pre-Effective Amendment No. 2 to Registration Statement on Form N-2, File No. 333-202531 (the “Registration Statement”)

Dear Ms. Cherko:

On behalf of Fidus Investment Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement to April 30, 2015.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact Kelley A. Howes, Esq. of Morrison & Foerster LLP at (303) 592-2237.

Sincerely,

Fidus Investment Corporation

By:	/s/ Shelby E. Sherard
Name:	Shelby E. Sherard
Title:	Chief Financial Officer and Secretary